FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

February 18, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 18, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that Minera Afrodita’s drill program has been illegally suspended by Peruvia authorities, the grounds for the suspension fall outside of established Peruvian Mining Law.  The Issuer further reported additional results from Minera Afrodita on the Taricori drill program in northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports that Minera Afrodita has received notice from the Peruvian mining regulator (OSINERGMIN), that exploration and resource definition drilling in the Cordillera del Condor must be suspended immediately.  The regulator has stated that the suspension will be in effect until Minera Afrodita presents evidence of its authorization to use the land where exploration works are being carried out.  The Issuer believes, based on legal advice, that this reasoning has no legal basis.  The Issuer has a right to acquire 100% of Afrodita.

Suspension of Activities

The Peruvian government is stating that although Minera Afrodita has legitimate, long-standing mining claims and a valid drill permit, it does not own the surface rights and therefore cannot proceed with the previously permitted and officially endorsed drill program.  The Issuer believes, based on legal advice, that this reasoning has no legal basis, as Minera Afrodita has only carried out exploration work on state-owned land, where such work is expressly authorized under Peruvian Mining Law pursuant to which no additional authorization is required.

The exploration authorization was granted to Minera Afrodita in December 2009, after having agreed with the local population, in a public assembly in the Santa Maria de Nieva town, the undertaking of exploration activities in the area.  Minera Afrodita informed both the Ministry of Energy and Mines (MEM) and OSINERGMIN about the commencement of the exploration works on December 10, 2009.  The notice to suspend activities, received by Minera Afrodita from OSINERGMIN has come more than two months after that formal notice was delivered.

The stance taken by the Peruvian mining regulator OSINERGMIN is fundamentally different to that taken with all other Peruvian-based mining and exploration companies and sends a negative message.  The ruling will do nothing to control illegal mining operations being conducted on Peruvian national territory by non-Peruvian nationals – unregulated, illegal mining in neighbouring Ecuador has already caused serious environmental damage in that jurisdiction.

The Issuer’s involvement in the Cordillera Del Condor is based on the premise that the geological terrane hosting the world-class Fruta Del Norte and Mirador deposits in Ecuador, continues into the Peruvian territory, where the Issuer has rights to acquire a 100% interest in 800 square kilometres of premium exploration ground.  In Ecuador, the acquisition of resources discovered by junior exploration companies has totalled almost $2 Billion USD.  The Issuer’s management believes, and the results to date indicate, that the Peruvian territory has potential to host multiple significant to very significant base and precious mineral deposits of similar size and tenor to those discovered to date on the Ecuadoran side of the border.  The potential discovery and subsequent production of such deposits would represent significant social and financial contributions at both the local and national levels in Peru.

The Issuer has sought legal advice and will seek to utilize the full recourse of both national and inter-national law in order to protect its investments.  The Issuer will be lodging official complaints with the Peruvian Consulate in Canada, the Canadian Foreign Office, the Canadian Consulate in Lima, with the highest levels of Peruvian government, and under the recently signed Canadian – Peruvian free-trade agreement.

The Issuer has a right to acquire 100% of Minera Afrodita and all option agreements to acquire 100% interest in the properties remain intact.  Tenure issued to Peruvian optionees remains in good standing and is not impacted by the suspension.

Drill Results

TAR-012 intersected 18.0m grading 35.9 g/t gold and 46.9 g/t silver.  The mineralized structure is interpreted to be dipping south and the drillhole is angled north, being designed for an intersection normal to that structure – the drill core is not oriented and there is insufficient information to determine the precise dip of the structure, but the true thickness is interpreted to be in the range of 12-18m.  A second intersection of 22.7m grading 3.39 g/t gold included 7.04m at 8.78 g/t gold.  These intersections are considerably thicker and higher grade than those exposed by the illegal underground mining, where mine workings typically occur over 1-2 meters.  The Minera Afrodita drilling therefore provides the first indication of the true size and grade potential at Taricori.

Table1: Summary of Provisional^ Results*: Platform 3

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER	ZINC

TAR-012	Interval 1	16	34	18.0m	35.90 g/t	46.9 g/t	1.07%
	including	20	34	14.0m	46.09 g/t	59.6 g/t	1.37%
	and	22.0	23.22	1.22m	519.35 g/t	574.9 g/t	10.95%

	Interval 2	49.3	72.0	22.70m	3.39 g/t	16.2 g/t	0.96%
	including	64.96	72.0	7.04m	8.78 g/t	22.7 g/t	1.39%
	and	64.96	65.91	0.95m	42.67 g/t	88.7 g/t	6.88%

*using a cutoff of 0.25 g/t gold and allowing 4m of dilution

^ The Au grades and intervals in Hole 12 are considered to be provisional as three samples that reported more than 30 g/t Au (by gravimetric fire assay) are currently being re-analysed by the metallic screen fire assay method in order to confirm their high grades.

Table 2: Summary of Intersections*: Platform 1, 2 & 3

DRILLHOLE		FROM	TO	WIDTH	GOLD	SILVER	ZINC

TAR 002	Intersection 1	28.7	36.7	8.0m	0.70 g/t	3.0 g/t	0.02%

	Intersection 2	316	328	12.0m	4.58 g/t	2.1 g/t	0.08%
	including	316	320	4.0m	12.81 g/t	3.7 g/t	0.04%

TAR 007	Interval 1	42.8	44.25	1.45m	4.59 g/t	37.9 g/t	0.05%

	Interval 2	45.2	61.58	16.38m	1.89 g/t	57.9 g/t	1.73%
	including	45.2	48.0	2.8m	3.49 g/t	126.3 g/t	0.08%
	and	50.25	54.6	4.35m	3.12 g/t	88.8 g/t	0.49%

TAR 008	Intersection 1	65.0	67.75	2.75m	2.78 g/t	47.9 g/t	4.24%

	Intersection 2	87.68	96.37	8.69m	3.29 g/t	61.0 g/t	1.75%
	including	87.68	91.73	4.05m	1.70 g/t	16.5 g/t	1.20%
	and	93.97	96.37	2.40m	8.42 g/t	187.7 g/t	3.75%

TAR 009	Intersection 1	4.8	8.5	3.7m	1.45 g/t	3.7 g/t	0.02%

	Intersection 2	43.5	49.5	6.0m	1.46 g/t	6.9 g/t	0.07%
	including	44.3	45.3	1.0m	7.19 g/t	11.7 g/t	0.01%

TAR 010	Drilled southward - no significant results

TAR-011	Intersection 1	0	3.0	3.0m	4.95 g/t	5.3 g/t	0.35%

	Intersection 2	23.56	24.8	2.54m	4.14 g/t	18.4 g/t	0.72%

	Intersection 3	32.86	33.65	0.79m	8.34 g/t	35.6 g/t	2.14%

*using a cutoff of 0.25 g/t gold and allowing 4m of dilution

Final results for TAR-002 have now been received with 4.0m grading 12.81 g/t gold.  The results extend high grade poly-sulphide veins 50m further west than was previously mapped.  Mineralization in the wall rock is strong, grading 4.58 g/t gold over 12.0m – indicating bulk-tonnage potential.

Drillhole TAR-007 intersected a previously unknown illegal underground working.  The void was 0.95m wide and no rock was recovered.  The hanging wall sequence, immediately above the working grades 1.45m at 4.59 g/t gold and 27.8 g/t silver.  The footwall intersection, immediately below the working grades 2.80m at 3.49 g/t gold and 126.3 g/t silver.  The total aggregate thickness, including the underground working is 5.20m.  However, the total grade cannot be established because the core portion of the vein has been mined out.  Nevertheless the intercept is indiciatve of the well endowed nature of the Taricori system.  The full footwall sequence underlying the working is 16.38m grading 1.9 g/t gold and 57.9 g/t silver, demonstrating robust wall-rock mineralization as well as the high-grade, poly-metallic sulphide veins.

Drillhole TAR-008 (oriented northward and drilled parallel to TAR-007) intersected 2.75m at 2.78 g/t gold and 47.9 g/t silver.  A second intersection of 8.69m grading 3.29 g/t gold and 61 g/t silver included 4.05m at 1.70 g/t gold (16.5 g/t silver) and 2.40m grading 8.42 g/t gold and 187.7 g/t silver.

Based on results to date, grade appears to be increasing eastward and suggests the gold and silver bearing system has significant size potential.  Prior to the current illegal temporary suspension of drill activities Minera Afrodita had planned a continued and aggressive exploration and resource definition program to test this concept in addition to establishing the bulk-tonnage copper – gold potential of the intrusive related Lucero and Cobrecon systems where exploration to date has outlined two large to very large copper – gold bearing systems.

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

February 18, 2010